Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

        We consent to the use of our report dated February 20, 2020, with respect to the consolidated balance sheets of TC PipeLines, LP and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of TC PipeLines, LP, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus.

/s/ KPMG LLP

Houston, Texas
January 22, 2021